UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Microvast Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59516C106

(CUSIP Number)

Alexandra Autrey

Ashmore Investment Management Limited &
Ashmore Investment Advisors Limited

61 Aldwych

London WC2B 4AE, United Kingdom

+44 (0) 203 077 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 59516C106	Page 2 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Group plc
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,503,434
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,503,434
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,503,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 28 Pages

CUSIP No. 59516C106	Page 3 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Investment Management Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,678,679
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,678,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,678,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 28 Pages

CUSIP No. 59516C106	Page 4 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Investment Advisors Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,824,755
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,824,755
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,824,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 28 Pages

CUSIP No. 59516C106	Page 5 of 28 Pages

1		NAME OF REPORTING PERSON Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,824,755
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,824,755
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,824,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 28 Pages

CUSIP No. 59516C106	Page 6 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Emerging Markets Debt Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,824,755
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,824,755
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,824,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 28 Pages

CUSIP No. 59516C106	Page 7 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Emerging Markets Debt and Currency Fund Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,824,755
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,824,755
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,824,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 28 Pages

CUSIP No. 59516C106	Page 8 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Cayman SPC Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,824,755
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,824,755
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,824,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 28 Pages

CUSIP No. 59516C106	Page 9 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Global Special Situations Fund 4 (GP) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,588,103
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,588,103
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,588,103
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 28 Pages

CUSIP No. 59516C106	Page 10 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Global Special Situations Fund 4 Limited Partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,588,103
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,588,103
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,588,103
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 28 Pages

CUSIP No. 59516C106	Page 11 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Global Special Situations Fund 5 (GP) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,090,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,090,576
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 28 Pages

CUSIP No. 59516C106	Page 12 of 28 Pages

1		NAME OF REPORTING PERSON Ashmore Global Special Situations Fund 5 Limited Partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,090,576
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,090,576
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 12 of 28 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to common stock, par value $0.0001 per share (the “Common Stock”), of Microvast Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 12603 Southwest Freeway, Suite 210, Stafford, Texas 77477. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being jointly filed by Ashmore Group plc (“Ashmore Group”), Ashmore Investment Management Limited (“AIML”), Ashmore Investment Advisors Limited (“AIAL”), Ashmore Emerging Markets Debt Fund (“AEMDF”), Ashmore Emerging Markets Debt and Currency Fund (“AEMDCF”), Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio (“EMLIP”), Ashmore Cayman SPC Limited (“ACSPC”), Ashmore Global Special Situations Fund 4 (GP) Limited (“GSSF4GP”), Ashmore Global Special Situations Fund 4 Limited Partnership (“GSSF4”), Ashmore Global Special Situations Fund 5 (GP) Limited (“GSSF5GP”) and Ashmore Global Special Situations Fund 5 Limited Partnership (“GSSF5”) (collectively, the “Reporting Persons” and each, a “Reporting Person”). Certain intermediate subsidiaries may be interposed between Ashmore Group and the other Reporting Persons. The Reporting Persons have entered into a Joint Filing Agreement, dated August 2, 2021 (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors, executive officers and partners (as applicable) of each of the Reporting Persons is set forth in Schedule A hereto, and is incorporated herein by reference.

(b)—(c), (f)

Ashmore Group is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group. Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles.

AIML is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AIML is a wholly-owned indirect subsidiary of Ashmore Group. AIML is authorized and regulated by the UK Financial Conduct Authority. AIML is a professional investment manager and provides investment management services with respect to GSSF4 and GSSF5.

AIAL is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AIAL is a wholly-owned indirect subsidiary of Ashmore Group. AIAL is authorized and regulated by the UK Financial Conduct Authority. AIAL is a professional investment manager and provides investment management services with respect to AEMDF, AEMDCF and EMLIP.

AEMDF is a Cayman Islands limited liability company set up for investments in emerging market countries and has its registered office at International Management Services Ltd, The Harbour Centre 42 North Church Street, Box No. 61 Grand Cayman KY1, 1102, Cayman Islands.

AEMDCF is a Guernsey incorporated company, authorized by the Guernsey Financial Services Commission (“GFSC”) as a Class B Collective Investment Scheme and has its registered office at Northern Trust (Guernsey) Limited, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL.

Page 13 of 28 Pages

EMLIP is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its registered office at Northern Trust (Guernsey) Limited, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL. EMLIP has been authorized by the GFSC as a Class B Collective Investment Scheme.

ACSPC is a Cayman Islands special purpose vehicle and has its registered office at International Management Services Ltd, The Harbour Centre 42 North Church Street, Box No. 61 Grand Cayman KY1, 1102, Cayman Islands.

GSSF4GP is the general partner of GSSF4 and has its registered office at Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL.

GSSF4 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF4 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL.

GSSF5GP is the general partner of GSSF5 and has its registered office at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands GY1 3QL.

GSSF5 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF5 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL.

(d)       During the last five years, none of the Reporting Persons nor any executive officer, director or partner, as applicable, of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons nor any executive officer, director or partner, as applicable, of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D were received by the Reporting Persons in exchange for securities of Microvast, Inc., a Delaware corporation (“Microvast”) in connection with the consummation of the Business Combination (as defined in Item 4).

Item 4.	Purpose of Transaction.

Business Combination Agreement

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to an Agreement and Plan of Merger, dated February 1, 2021, by and among Tuscan Holdings Corp., a Delaware corporation, Microvast and TSCN Merger Sub Inc., a Delaware corporation (the “Business Combination”). The Business Combination closed on July 23, 2021 (the “Closing Date”). On the Closing Date, among other transactions, each outstanding share of Microvast Common Stock was exchanged for a certain number of shares of Common Stock of the Company. In connection with such exchange, the Reporting Persons received an aggregate of 23,503,434 shares of Common Stock.

Page 14 of 28 Pages

Item 5.	Interest in Securities of the Issuer.

(a)       The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 300,516,246 shares of Common Stock outstanding as of the Closing Date.

(b)       GSSF4 and GSSF5 have appointed AIML as their investment manager with discretionary authority in relation to their investments. ACSPC is owned by AEMDF, AEMDCF and EMLIP (together, the “Ashmore Funds”). The Ashmore Funds have appointed AIAL as their investment manager with discretionary authority in relation to their investments. AIML and AIAL are ultimately 100% owned by Ashmore Group.

(c)       Other than the transactions described in Items 3 and 4 above, the Reporting Persons, and to the best of the Reporting Persons’ knowledge, any person identified on Schedule A hereto, have not effected any transactions in shares of Common Stock in the past 60 days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Items 3, 4 and 5 of this Schedule 13D, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 2, 2021, by and among the Reporting Persons.
99.2	Agreement and Plan of Merger, dated as of February 1, 2021, by and among Tuscan Holdings Corp., TSCN Merger Sub Inc., and Microvast, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K, filed with the SEC on February 5, 2021).

Page 15 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021

ASHMORE INVESTMENT MANAGEMENT LIMITED

By: /s/ Alexandra Autrey
Name: Alexandra Autrey
Title: Authorised Signatory

ASHMORE CAYMAN SPC LIMITED

By: /s/ Sean Inggs
Name: Sean Inggs
Title: Director

NORTHERN TRUST (GUERNSEY) LIMITED

AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4

LIMITED PARTNERSHIP

ACTING THROUGH ITS GENERAL PARTNER

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 (GP) LIMITED

By: /s/ Lucy Mahy
Name: Lucy Mahy
Title: Authorised Signatory

By: /s/ Claire Field
Name: Claire Field
Title: Authorised Signatory

NORTHERN TRUST (GUERNSEY) LIMITED

AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5

LIMITED PARTNERSHIP

ACTING THROUGH ITS GENERAL PARTNER

ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 (GP) LIMITED

By: /s/ Lucy Mahy
Name: Lucy Mahy
Title: Authorised Signatory

By: /s/ Claire Field
Name: Claire Field
Title: Authorised Signatory

Page 16 of 28 Pages

ASHMORE GROUP PLC

By: /s/ Alexandra Autrey
Name: Alexandra Autrey
Title: Authorised Signatory

ASHMORE INVESTMENT ADVISORS LIMITED

By: /s/ Alexandra Autrey
Name: Alexandra Autrey
Title: Authorised Signatory

NORTHERN TRUST (GUERNSEY) LIMITED AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND LIMITED

By: /s/ Lucy Mahy
Name: Lucy Mahy
Title: Authorised Signatory

By: /s/ Claire Field
Name: Claire Field
Title: Authorised Signatory

THE NORTHERN TRUST COMPANY, LONDON BRANCH AS CUSTODIAN AND AGENT FOR AND ON BEHALF OF ASHMORE EMERGING MARKETS DEBT FUND

By: /s/ Mark Tierney
Name: Mark Tierney
Title: 2VP

NORTHERN TRUST (GUERNSEY) LIMITED AS DEPOSITORY AND AGENT FOR AND ON BEHALF OF ASSET HOLDER PCC LIMITED in respect of ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

By: /s/ Lucy Mahy
Name: Lucy Mahy
Title: Authorised Signatory

By: /s/ Claire Field
Name: Claire Field
Title: Authorised Signatory

Page 17 of 28 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE GROUP PLC

Name, Business Address
and Citizenship/Place of	Position with Ashmore
Incorporation	Group plc	Principal Occupation (for Individuals)

Clive Adamson, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Company director
Helen Beck, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Remuneration Consultant
David Bennett, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Company director
Jennifer Bingham, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Company director
Mark Coombs, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director & Chief Executive Officer	Chief Executive Officer of Ashmore Group
Tom Shippey, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director & Group Finance Director	Group Finance Director of Ashmore Group

Page 18 of 28 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENT MANAGEMENT LIMITED

Name, Business Address	Position with Ashmore
and Citizenship/Place of	Investment Management
Incorporation	Limited	Principal Occupation (for Individuals)

Mark Coombs, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Chief Executive Officer of Ashmore Group
Tom Shippey, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Group Finance Director of Ashmore Group

Page 19 of 28 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE INVESTMENT ADVISORS LIMITED

Name, Business Address	Position with Ashmore
and Citizenship/Place of	Investment Advisors
Incorporation	Limited	Principal Occupation (for Individuals)

Mark Coombs, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Chief Executive Officer of Ashmore Group
Tom Shippey, 61 Aldwych, London, United Kingdom, WC2B 4AE, British	Director	Group Finance Director of Ashmore Group

Page 20 of 28 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE CAYMAN SPC LIMITED

Name, Business Address	Position with Ashmore
and Citizenship/Place of	Cayman SPC
Incorporation	Limited	Principal Occupation (for Individuals)

Sean Inggs, International Management Services, PO Box 61 Harbour Centre, Grand Cayman KY1-1102, Cayman Islands, British.	Director	Company director
Martin Lang, Marbury Fund Services (Cayman) Limited, Fidelity Financial Centre, 3rd Floor, PO Box 2427, Grand Cayman KY1-1105, Cayman Islands, British.	Director	Company director

Page 21 of 28 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE EMERGING MARKETS DEBT FUND

Name, Business Address	Position with Ashmore
and Citizenship/Place of	Emerging Markets
Incorporation	Debt Fund	Principal Occupation (for Individuals)

Steve Hicks, c/o Ashmore Investment Advisors Limited, 61 Aldwych, London WC2B 4AE, United Kingdom, British.	Director	Company director
Sean Inggs, International Management Services, PO Box 61 Harbour Centre, Grand Cayman KY1-1102, Cayman Islands, British.	Director	Company director
Martin Lang, Marbury Fund Services (Cayman) Limited, Fidelity Financial Centre, 3rd Floor, PO Box 2427, Grand Cayman KY1-1105, Cayman Islands, British.	Director	Company director

Page 22 of 28 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND LIMITED

Name, Business Address	Position with Ashmore
and Citizenship/Place of	Emerging Markets Debt
Incorporation	and Currency Fund Limited	Principal Occupation (for Individuals)

Steve Hicks, c/o Ashmore Investment Advisors Limited, 61 Aldwych, London WC2B 4AE, United Kingdom, British.	Director	Company director
Nigel Carey, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Lawyer
Victor Holmes, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Company director

Page 23 of 28 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF ASSET HOLDER PCC LIMITED IN RESPECT OF ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO

Note: EMLIP is a cell of a unit trust and therefore has no directors or executive officers. The details set forth below are in respect of Asset Holder PCC Limited.

Name, Business Address
and Citizenship/Place of	Position with Asset
Incorporation	Holder PCC Limited	Principal Occupation (for Individuals)
Steve Hicks, c/o Ashmore Investment Advisors Limited, 61 Aldwych, London WC2B 4AE, United Kingdom, British.	Director	Company director
Nigel Carey, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Lawyer
Victor Holmes, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Company director

Page 24 of 28 Pages

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4

LIMITED PARTNERSHIP

Note: GSSF4 is a limited partnership and so does not have a board of directors. The details set forth below are in respect of its general partner, Ashmore Global Special Situations Fund 4 (GP) Limited.

Position with Ashmore
Name, Business Address	Global Special
and Citizenship/Place of	Situations Fund 4 (GP)
Incorporation	Limited	Principal Occupation (for Individuals)

Steve Hicks, c/o Ashmore Investment Advisors Limited, 61 Aldwych, London WC2B 4AE, United Kingdom, British.	Director	Company director
Nigel Carey, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Lawyer
Victor Holmes, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Company director

Page 25 of 28 Pages

DIRECTORS OF GENERAL PARTNER OF ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5

LIMITED PARTNERSHIP

Note: GSSF5 is a limited partnership and so does not have a board of directors. The details set forth below are in respect of its general partner, Ashmore Global Special Situations Fund 5 (GP) Limited.

Position with Ashmore
Name, Business Address	Global Special
and Citizenship/Place of	Situations Fund 5 (GP)
Incorporation	Limited	Principal Occupation (for Individuals)

Steve Hicks, c/o Ashmore Investment Advisors Limited, 61 Aldwych, London WC2B 4AE, United Kingdom, British.	Director	Company director
Nigel Carey, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Lawyer
Victor Holmes, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3QL, Guernsey.	Director	Company director

Page 26 of 28 Pages